
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 1, 2012

Via E-mail
Mr. Jun Wu
Chief Financial Officer
AsiaInfo-Linkage, Inc.
4th Floor, Zhongdian Information Tower
6 Zhongguancun South Street, Haidian District
Beijing 100086, China

> **Re:** **AsiaInfo-Linkage, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 20120**
> **File No. 001-15713**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

General

1. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx) As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit

reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

2.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

As it relates to the audit committee financial experts you identify in your filings (i.e., each member of your audit committee), please describe each of their qualifications, including the extent of each members' knowledge of U.S. GAAP and internal control over financial reporting.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 47

3. Given your risk factor disclosures regarding the risks and uncertainties of doing business through VIE contractual arrangements along with the various factors considered when consolidating such entities, tell us your consideration to include a discussion of your consolidation policy in your critical accounting policy disclosures.

Intangible Assets and Goodwill, page 49

4.   We note that your market capitalization was below the carrying value of net assets as of December 31, 2011. We further note you determined that no impairment existed during fiscal 2011. To the extent that your reporting unit had an estimated fair value that was not substantially in excess of its carrying value and was potentially at risk of failing step one of your goodwill impairment analysis, please provide us with and tell us your consideration to disclose the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test in future filings. If you have determined that the estimated fair value substantially exceeds the carrying value for your reporting unit, please consider disclosing this in future filings. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 34-48960.

Consolidated Results of Operations, page 52

5.   We note in your discussion of the results of operations that there are some instances where two or more sources of a material change have been identified, but the percentages or dollar amounts for each source that contributed to the change were not disclosed. In this regard, tell us your consideration to quantify the multiple factors that had a material impact to changes in your results of operations, such as your acquisition of Linkage and to quantify other factors impacting your operating results (e.g., addition of new customers or other metrics impacting revenue, increased headcount, higher sales commission expenses, additional general and administrative costs, etc.). Refer to SEC Release 34-48960 and Section to III.D of SEC Release 34-26831 for guidance.

Liquidity and Capital Resources, page 56

6.   Supplementally provide us with a discussion of the days sales outstanding ("DSO") for fiscal 2010 and 2011 for your three major customers. To the extent that the DSO for any of these three customers had significant fluctuations from the year-end 2010 to the year-end 2011, please explain the reasons for such fluctuations. Tell us your consideration to include such a discussion in your filing, as you previously indicated you would in your response to comment 1 of your letter dated September 10, 2010. Additionally, please explain in further detail how your "efforts to [expand] and win new customers and business in China" contributed to the increase in DSO during fiscal 2011 and 2010.

7.   You indicate in your disclosure on page 57 that foreign exchange and other regulations in China may restrict your ability to distribute retained earnings from your operating subsidiaries in China or convert those payments from RMB into foreign currencies. Please consider discussing these restrictions in further detail, such as describing the impact of those restrictions on your ability to pay dividends and meet the company's cash obligations.   Also, tell us and consider disclosing whether there are any significant differences between accumulated profits as calculated pursuant to PRC accounting standards and regulations as compared to accumulated profits as presented in your

financial statements. Lastly, please consider disclosing how earnings are transferred from your PRC subsidiaries and consolidated affiliated entity to your companies that are outside of the PRC (e.g., dividend payments). In this respect, describe how earnings of the consolidated affiliated entity flow through your corporate structure as outlined on page 4. Please include in your response your proposed revised disclosure.

Item 15. Exhibits and Financial Statement Schedules

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation, page F-9

8.   Please tell us whether you considered disclosing the types and nature of, and changes in, the risks associated with the contractual arrangements with your VIEs and the potential impact on your operations pursuant to ASC 810-10-50-2AA-c. For example, we note your risk factor disclosures beginning on page 24 regarding the risks involved in conducting your operations through contractual arrangements and the uncertainties in the PRC legal system should you need to enforce such arrangements. Please include your proposed revised disclosure in your response.

9.   We note your general discussion on page 17 of the various contractual agreements between the company and your VIEs. Tell your consideration to include a more detailed discussion of your VIE arrangements (i.e. Business Cooperation Agreement, Technical Services Agreement, E-commerce Cooperation Agreement, Advertising Publication and Cooperation Agreement, Share Pledge Agreements, etc.). In this regard, consider including footnote disclosures regarding the specific terms of the agreements considered in your consolidation analysis, such as the length of the contract, the remaining term of the arrangement, renewal provisions, penalty provisions, etc., that would provide investors with a better understanding as to why you believe you are the primary beneficiary of these entities and how you concluded that it is appropriate to consolidate these entities. Please include your proposed revised disclosure in your response.

10.   Tell us whether you considered disclosing how your involvement with the VIEs affects your financial position, financial performance, and cash flows pursuant to ASC 810-10-50-2AA-d.

Revenue Recognition, page F-13

11.   Based upon our understanding of your arrangements, we believe that the only significant type of multiple element arrangement from your continuing operations is arrangements that are accounted for under contract accounting (ASC 605-35). We also note your disclosure regarding your adoption of ASU 2009-13 and ASU 2009-14 and your multiple element arrangement disclosure. Please consider tailoring this disclosure in future filings to reflect the specific nature of your multiple element arrangements. In this regard, it

appears that ASU 2009-14 is not applicable to your arrangements since you apply ASC 605-35. In addition, our understanding is that hardware is the only element separated from the services and PCS (which is not material to total revenue) and VSOE does not exist for PCS. Therefore, your discussion for establishing VSOE and best estimate of selling price does not appear to be relevant and material, respectively. Finally, your discussion of accounting for software elements under ASC 985-605 does not appear to be relevant. In your response, please provide us with proposed changes to your disclosures. Alternatively, tell us why you believe your disclosures are adequate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief